Exhibit 99.6
News release via Canada NewsWire, Calgary 403-269-7605
Attention Business Editors:
Petroflow Energy announces 2006 reserves information
          NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA
          (TSXV:PEF)
          CALGARY, April 23 /CNW/ — Petroflow Energy Ltd. (Petroflow) is pleased to announce its year end December 31, 2006 reserves information. A summary of Petroflow’s working interest reserves is detailed as follows with all dollar amounts in Canadian dollars.
RESERVES
          At December 31, 2006 proved plus probable reserves increased to 12.9 million barrels of oil equivalent (boe) from 1.7 million boe at December 31, 2005, an increase of 652 percent.
          Total proved reserves increased to 9.6 million boe at December 31, 2006 compared to 1.6 million boe at December 31, 2005, an increase of 497 percent.
          All reserves added during 2006 can be attributed to successful drilling operations, primarily in Oklahoma and New Mexico.
CAPITAL EFFICIENCIES
          Petroflow has achieved cost effective reserve growth for 2006 with finding and development (F&D) costs on a per BOE basis as follows:
-	proved plus probable F&D costs including future development capital of $12.31 (2005 — $12.41)

-	proved plus probable F&D costs excluding future development capital of $3.86 (2005 — $9.37)

-	proved F&D costs including future development capital of $12.40 (2005-$ 12.71)

-	proved F&D costs excluding future development capital of $5.39 (2005-$ 9.98)
          The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.
YEAR END NET ASSET VALUE
          Petroflow’s net asset values for the Company and per fully diluted share are as follows:
-	NAV discounted at 5 percent before tax Proved reserves, $156.6 million ($5.58 per share), Proved plus probable reserves, $203.8 million ($7.20 per share)

-	NAV discounted at 10 percent before tax Proved reserves, $107.8 million ($3.92 per share), Proved plus probable reserves, $140.0 million ($5.02 per share)
          The NAV calculations were determined by taking the third party engineered reserve values and adding all current assets and subtracting all liabilities of the company as well as adding proceeds from the exercise of all outstanding share options and warrants as at December 31, 2006. The total amount was then divided by the number of fully diluted shares outstanding at December 31, 2006 (29,247,902 shares).

          Forward-Looking Statements
          This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements.
          These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities.
          Not for dissemination in the United States of America. This announcement is not an offer to sell, or a solicitation of an offer to buy, Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act and applicable U.S. state securities laws.
          BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.
%SEDAR: 00003294E
          For further information: John Melton, President and Chief Executive Officer at (504) 453-2926; Duncan Moodie, Chief Financial Officer at (403) 539-4311 (PEF).
CO: Petroflow Energy Ltd.
CNW 19:17e 23-APR-07